UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

		NOTIFICATION OF LATE FILING				SEC FILE NUMBER 1-11601

(Check One):	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form N-SAR	CUSP NUMBER 632900 10 6

For Period Ended: January 31, 2001
Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I — REGISTRANT INFORMATION

National Auto Credit, Inc.

Full Name of Registrant

Former Name if Applicable: N/A

30000 Aurora Road

Address of Principal Executive Office (Street and Number)

Solon, OH 44139

City, State and Zip Code

Part II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — NARRATIVE

      The Registrant’s Annual Report on Form 10-K for the fiscal year ended January 31, 2001 could not be filed within the prescribed time period because the preparation and audit of the financial statements of Angelika Film Center, LLC (“AFC”) have not yet been completed. Pursuant to Regulation S-X, 210.3-09, as a result of certain transactions that occurred in the fourth quarter of the Registrant’s fiscal year ended January 31, 2001, the Registrant’s Investment in AFC, a 50% owned partnership, exceeded 20% of the Registrant’s total assets and audited financial statements of AFC must therefore be included in the Registrant’s Form 10-K.

      The Registrant, AFC and its independent accountants are working to complete the preparation and audit of AFC’s financial statements as expeditiously as possible. The Registrant expects that the subject Annual Report on Form 10-K will be filed by May 16, 2001.

Part IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James J. McNamara (Name)	(440) (Area Code)	349-1000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer no, identify report(s).

YES NO

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

YES NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

      The Registrant reported a net loss of $13,315,000 for the year ended January 31, 2000. It is currently anticipated that for the year ended January 31, 2001 the Registrant will report a net loss in the range of $45 million to $50 million. The principal reason for the increase in the net loss will be a charge of approximately $35,000,000, recorded in the fourth quarter of fiscal 2001, related to the repurchases of certain shares of common stock on November 3, 2000. Such repurchases and the resulting charge were reported in the Registrant’s Current Report on Form 8-K dated November 3, 2000.

National Auto Credit, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 2, 2001	By:	/s/James J. McNamara

James J. McNamara Chief Executive Officer